EIGER CREATES CANADA’S PREMIER PUBLICLY LISTED VoIP AND LEADING-EDGE TELECOM SOLUTIONS PROVIDER

Toronto, Ontario, August 7th, 2003 -  Eiger Technology, Inc. (Eiger) (TSX: AXA; NASDAQ: ETIFF) announces a proposed acquisition by Newlook Industries Corp. (Newlook) (TSXV: NLI) of 100% of all outstanding common shares of Onlinetel Corp. and Globalive Communications Inc. (Globalive). Eiger is currently an 80% shareholder of Newlook and owns 100% of Onlinetel. The transaction is anticipated to create the premier VoIP (Voice over Internet Protocol) and leading-edge telecom solutions provider in Canada, with current annualized revenue of $42 million and earnings of $3.6 million ($0.054 diluted EPS). The deal will produce immediate synergies and provide an accelerated growth platform for Onlinetel’s proprietary coast-to-coast VoIP network and Globalive’s innovative business opportunities and acquisition strategy.

Under the transaction, Newlook will purchase all common shares of Globalive and Onlinetel by issuing 55.5 million and 5 million common shares respectively. Upon completion of the transaction, Eiger will be retained in an advisory capacity and will hold 9.8 million common shares or 14.7% of Newlook. Globalive shall assume full management and operational responsibilities and will hold 55.5 million common shares or 83.4% of Newlook. Globalive may close a non-brokered private placement prior to closing with details to follow. The proposed merger is subject to regulatory approvals.

About Globalive Communications Inc.

Globalive, a leading provider of telecom solutions for higher margin niche markets, has run-rate revenues of $37 million, with a compound average annual revenue growth rate of 136% over the past 2 years. Globalive develops leading edge applications and delivers telecom services to clients internationally. Globalive leads the market in hospitality operator services, teleconferencing services, traveler-oriented telecom services, call billing and clearing services and low-cost long distance calling. Visit "http://www.globalive.com/">www.globalive.com to find out more about Globalive services.

About Onlinetel Corp.

Onlinetel Corp. is a next generation telecom software and services company, which harnesses the power of soft-switch technology to deliver state of the art VoIP communication services to residential and corporate customers. Utilizing softswitch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls phone-to-phone, using Internet Protocol, from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies. Onlinetel is wholly owned by Eiger Technology, Inc. For more information on Onlinetel and its services please visit "http://www.onlinetel.com/">www.onlinetel.com.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at "http://www.eigertechnology.com/">www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.